August 16, 2013

Mr. Terence O'Brien
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-7010

Re:    Praxair, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012 Filed February 27, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013 Filed July 24, 2013
File No. 1-11037

Dear Mr. O'Brien:

In the following responses to your letter dated August 8, 2013, we have noted your original comments in italics to facilitate your review process. We believe our responses adequately address your requests for information and enhanced disclosure.

However, if you should have any additional questions or require additional information, please contact me at (203) 837-2278, Liz Hirsch at (203) 837-2354 or Chuck Jacobson at (203) 837-2158.

Also we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ James S. Sawyer
James S. Sawyer
Executive Vice President and
Chief Financial Officer

Form 10-K for Fiscal Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15; Results of Operations, page 19

1.
Comment: We note that your discussion and analysis for your consolidated results of operations focuses on sales and adjusted operating profit and adjusted operating profit margin with no discussion and analysis of the US GAAP operating profit and margin. In future filings, please provide a discussion and analysis of US GAAP consolidated profit measures before providing an analysis of any non-GAAP profit measure. In this regard, we note that the adjust operating profit margin showed an improving trend; whereas, the US GAAP operating profit margin showed a declining trend that has not be explained. Please refer to Item 10(e)(1)(i)(a) of Regulation S-K for guidance.

Response: In response to the staff's comment, in future filings when the “Results of Operations” discussion includes non-GAAP profit measures, we will lead with the corresponding reported US GAAP measures and include the appropriate discussion and analysis to explain trends. For example, in our 2013 Form 10-K Item 7 MD&A, we will expand the discussion of operating profit comparisons for 2012 versus 2011 in the "Results of Operations" on page 20 as follows:
“Reported operating profit of $2,437 million in 2012 was $31 million, or 1% lower than operating profit of $2,468 million in 2011. As a percentage of sales, reported operating profit decreased to 21.7% in 2012 from 21.9% in 2011. This is primarily due to the $65 million cost reduction program and pension settlement charge in 2012. Adjusted operating profit of $2,502 million in 2012 was $33 million, or 1%, higher than adjusted operating profit of $ 2,469 million in 2011. As a percentage of sales, adjusted operating profit improved to 22.3% in 2012 versus 21.9% in 2011. A discussion of operating profit by segment is included in the segment discussion that follows.”
A similar approach will be used in our explanation of other adjusted results including the effective tax rate, net income - Praxair, Inc. and diluted earnings per share.

We will also change the format of the variance table on page 19 to be based on the reported GAAP operating profit as presented below:

	2012 vs. 2011
	% Change
	Sales	Operating Profit
Volume	2%	1%
Price	2%	7%
Cost pass-through	(1)%	—%
Currency	(4)%	(5)%
Acquisitions/Divestitures	1%	1%
Other	—%	(5)%
Reported	—%	(1)%
Cost reduction program and other charges - net	—%	2%
Adjusted	—%	1%
We will use this form of presentation beginning with our third quarter 2013 10-Q.

2.
Comment: We note that you incurred higher pension and benefit costs in 2012 as compared to 2011. However, you did not provide investors with an understanding as to why. In future filings, please ensure that you provide investors with an analysis of the material factors impacting the components of income from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b.4. of the Financial Reporting Codification for guidance. Please also refer to comment 2 in our letter dated March 15, 2012.

Response: In response to the staff's comment, in future filings we will include quantifications, where practicable, of the underlying causes for the material factors impacting the components of income from continuing operations. For example, in our 2013 Form 10-K Item 7 MD&A we will include a discussion similar to the following as it relates to SG&A comparisons for 2012 versus 2011:

“Selling, general and administrative ("SG&A") expenses in 2012 were $1,270 million, or 11.3% of sales, versus $1,239 million, or 11.0% of sales, for 2011. The increase in SG&A expense of $31 million was due to the impact of acquisitions ($44 million), and higher pension expense ($23 million) related to an increase in the amortization of net actuarial gains/losses, primarily attributable to lower discount rates. The effect of currency translation reduced SG&A expense by $48 million.”

3.
Comment: We note that you identified three factors that impacted interest expense for fiscal year 2012 as compared to fiscal year 2011. In future filings, please provide investors with quantified information that demonstrates the extent to which each factor contributed to the change in interest expense. Please note that this concept should be applied to your discussion and analysis of all components of income from continuing operations. Please refer to Item 303(a)(3) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification for guidance.

Response: In response to the staff's comment, in future filings we will include quantifications, where practicable, regarding the underlying causes for the material changes in all components of income from continuing operations. For example, in our 2013 Form 10-K MD&A we will include the following as it relates to interest expense comparisons for 2012 versus 2011:

"Interest expense – net in 2012 decreased $4 million, versus 2011. Lower interest rates reduced interest expense by approximately $30 million. Additionally, higher capitalized interest, due to higher capital expenditures, reduced interest expense by approximately $8 million. These reductions were partially offset by the impact of higher debt which increased interest expense by approximately $29 million. The remaining variance of $5 million related to miscellaneous other items, none of which were significant. See Note 7 to the consolidated financial statements for further information relating to interest expense.

4.
Comment: We note that the components of other comprehensive income have materially impacted total comprehensive income for each period presented, mainly due to foreign currency translations and retirement obligations adjustments. Please expand your discussion and analysis in future filings to provide a comprehensive discussion and analysis of the foreign currencies and transactions generating the foreign currency adjustments and how the changes in the material assumptions impacting pension expense (e.g., discount rate, expected long-term rate of return on plan assets, and expected rate of compensation increase) led to the adjustments recognized.

Response: We disclose the material components of other comprehensive income (loss) in various sections of the Form 10-K. For example:

•
On page 32 under the “Currency” section of the MD&A, we include a table summarizing the major foreign exchange rates that are used to translate the local currency financial statements to U.S. Dollars. In the table we also include the percentage of our business in the different currencies, which provides an indication of our exposure to exchange rate movements.

•
In Note 7 to the consolidated financial statements, "Supplemental Information", on page 69 we provide an analysis of the components of accumulated other comprehensive income (loss). This table can be used to calculate the translation adjustments components which appear in the consolidated statements of other comprehensive income (loss).

•
In Note 16 to the consolidated financial statements, "Retirement Programs", on page 86 we provide a summary of the changes in plan assets and benefit obligations recognized in other comprehensive income (loss). In the 2013 Form 10-K, we plan to revise this table to provide subtotals that will clearly support the amounts included in other comprehensive income (loss) relating to Funded status - retirement obligations.

In response to the staff's comment, in future filings we will include language that provides a discussion and analysis of the material adjustments included in the consolidated statements of other comprehensive income (loss). For example, in our 2013 10-K MD&A, we will include a discussion similar to the following within the “Results of Operations” section on page 21:

“Other comprehensive income (loss) for the year ended December 31, 2012 of $1,586 million includes positive translation adjustments of $4 million and a negative adjustment of $108 million related to the funded status of retirement obligations. The translation adjustments reflect the impact of translating local currency foreign subsidiary financial statements to U.S. dollars (see “Currency” section of the MD&A on page 32 for exchange rates). The positive translation adjustment primarily resulted from currency movements in North America ($99 million related to Canada and Mexico), Asia ($40 million related primarily to Korea), and Europe ($31 million). These positive impacts were largely offset by a negative currency adjustment of $171 million in South America, primarily related to Brazil and Argentina. The negative pension funded status impact resulted primarily from current year net actuarial losses, due primarily to lower discount rates. See Note 16 to the consolidated financial statements for a summary of the pension funded status components recognized in other comprehensive income (loss).”

5.
Comment: We note that you significantly increased your global pension contributions for fiscal year 2012, as compared to the other two fiscal years and to the amount you intend to contribute for fiscal year 2013. In future filings, please explain the factors that caused the significant increase to your global pension contributions along with the impact to your consolidated financial statements.

Response: Over the past four years, Praxair's pension contributions were as follows:
2012    $ 184 million
2011    $ 94 million
2010    $ 124 million
2009    $ 128 million

Additionally, we currently estimate 2013 pension contributions in the range of $50 million. We do not consider these amounts to be indicative of any significant trends.

At a minimum, Praxair contributes to its pension plans to comply with local regulatory requirements (e.g., ERISA in the United States). Discretionary contributions in excess of the local minimum requirements are made based on many factors, including long-term projections of the plans' funded status, the economic environment, potential risk of overfunding, and pension insurance costs. The timing of discretionary contributions requires an evaluation of additional factors such as available cash flow from operations, alternative uses of the cash, total debt balances and specific timing requirements for local regulations and tax deductibility. The increase in contributions for calendar year 2012 as compared to the prior calendar years and the forecasted decrease in 2013 contributions was a result of this ongoing assessment where we decided to make an additional $65 million contribution in the 2012 fourth quarter rather than in 2013. The 2012 fourth quarter contribution, in turn, reduced our 2013 contributions. The average of the contributions for 2012 and 2013 is forecasted to be about $120 million, which is in line with the prior three years (see table above). Finally, the impact on the consolidated financial statements from the 2012 fourth quarter pension contribution was not significant.

In response to the staff's comment, in future filings we will include the following or similar disclosures:

“At a minimum, Praxair contributes to its pension plans to comply with local regulatory requirements (e.g., ERISA in the United States). Discretionary contributions in excess of the local minimum requirements are made based on many factors, including long-term projections of the plans' funded status, the economic environment, potential risk of overfunding, pension insurance costs and alternative uses of the cash. Changes to these factors can impact the timing of discretionary contributions from year to year. Praxair estimates that 2013 contributions to its pension plans will be in the area of $50 million, of which $XX million have been made through September 30, 2013.”

We will also include discussions of any material underlying causes for material substantive changes in our pension contributions, as needed.

6.
Comment: In comment 2 in our letter dated March 15, 2012, we requested that you provide investors with additional insight regarding the underlying causes for the material factors impacting sales, gross profit margin and operating profit margin at the consolidated and reportable segment levels. In your response letter dated, March 27, 2012, you agreed to provide quantified information for the percentage of sales by end markets and also by distribution method, which you have provided in your fiscal year 2012 Form 10-K. You also agreed to supplement this additional information with “a narrative discussion, where applicable, of material trends affecting these distribution methods and end markets.” However, it is unclear how your discussion and analysis of your consolidated and segment operating results have provided investors with this narrative discussion. Please advise. Please refer to Item 303(a)(3) of Regulation S-K and Sections 501.06.a and 501.12.b. of the Financial Reporting Codification for guidance.

Response: We disclose a significant and meaningful amount of analysis to help investors understand the factors and trends affecting sales and operating profit. Specifically, we include a table summarizing the material factors (volume, price, currency, etc.) that contribute to changes in sales and operating profit in the current period, as compared to the prior-year period. In addition, we also disclose additional information in tabular form regarding sales by end-markets and distribution methods in order to provide additional insight into our sales results. The combination of all these disclosures in total provides a variety of insights into our sales trends, and our narrative for the consolidated and segment results of operations discusses the most material items that explain our results for the relevant period.

Throughout our narrative discussions, we discuss end-market and distribution method trends, as appropriate, to help explain our results of operations. For example:

- In the North America Segment discussion on page 26, we explained that overall sales increased 2%. Volume growth of 3% contributed to this result. We also explained that higher sales to the energy, manufacturing, and metals end-markets primarily drove the volume increase. This is supported by the Sales by End-Market table, which discloses that these three end-markets had the highest growth rate percentages year-over-year in the 2012 period. We also noted that segment sales grew 1% from acquisitions, and specifically noted that these were packaged gas acquisitions. In this case the Sales by Distribution Method table discloses that the percentage of segment sales from packaged gas is slightly higher than in 2011.

Item 303(a)(3) of Regulation S-K requires the discussion of material trends necessary to an understanding of the company's financial performance and we believe that these examples indicate that while our tabular disclosures include more information than we specifically discuss in the narrative, we discuss those items which we feel are material and helpful to an investor's understanding of our results. In cases where we do not give a narrative discussion of changes, it is because no significant change has occurred period to period which significantly impacted the results, such as the percentage of sales by distribution method. In future filings we will be sure to continue to discuss the specific factors from all of these disclosures that are material to understanding our results of operations, including sales by end-market and distribution method.

Critical Accounting Policies, page 37
Asset Impairments, page 38

7.
Comment: In future filings, please disclose the level you assess impairment of your long-lived assets (i.e., what are your specific lowest identifiable levels for which there are identifiable cash flows). Please refer to ASC 360-10-35-23 - 35-25 and example 4 of ASC 360-10-55-35 for guidance.

Response: We run our business as a vertically integrated operation that is focused on a regional basis, generally within about a 200 mile radius from our production plants. Within this radius, we centrally produce product and then distribute it to on-site, merchant and packaged gas customers. The manufacturing and distribution of our products generally occurs through individual plants which support multiple customers, and through networks of pipeline complexes, which include interdependent production plants, distribution centers and delivery vehicles.
In future filings effective with the 2013 Form 10-K, we will add the disclosure requested by the staff. Specifically, we will state the following, or similar:
“Property, plant and equipment is tested for impairment whenever events or changes in circumstances indicate that the carrying amount of an individual asset or asset group may not be recoverable. For purposes of this test, asset groups are determined based upon the lowest level for which there are identifiable cash flows. Based upon Praxair's business model, an asset group may be a single plant and related assets used to support on-site, merchant and packaged gas customers. Alternatively, the asset group may be a pipeline complex which includes multiple interdependent plants and related assets connected by pipelines within a geographic area used to support the same distribution methods."

Note 1. Summary of Significant Accounting Policies, page 55
Revenue Recognition, page 55

8.
Comment: We note from your disclosures that you generate revenues from the sale of products, services provided and construction services. In future filings, please provide more quantitative information for the different sources of revenue generation to allow investors to better understand how your various recognition policies are impacting your consolidated statements of income and comprehensive income. Also, please clarify the services that you provide within the Business section of your Form 10-K. Please also provide us with the portion of your revenues that relate to tangible product sales versus revenues from services to demonstrate that your consolidated statements of income presentation complies with Article 5-03(b)(1) of Regulation S-X for each period presented.

Response: In response to the staff's comment regarding Article 5-03(b)(1) of Regulation S-X, approximately 90% of our revenue is related to tangible product sales while the remaining balance relates to rental, service and other revenues, none of which account for more than 10% of consolidated sales. Moreover, the vast majority of rental and service revenues are linked to the supply systems required to deliver tangible product sales.
In response to the staff's comment, we will add to the 2013 Form 10-K the disclosure to Note 1 requested by the staff. Specifically, we will state the following, or similar:
Note 1. Summary of Significant Accounting Policies/Revenue Recognition on page 55.
“Revenue Recognition - Product sales represent approximately 90% of consolidated sales while all other sources of revenues are approximately 10% in the aggregate...
Additionally, in response to the staff's comment, effective with the 2013 Form 10-K we will add a disclosure to the Business section similar to the following:
Item 1. Business/Industrial Gases Distribution on page 3
"... Additionally, Praxair provides a number of services, such as maintenance of equipment, which are ancillary to the process of supplying product to customers."

9.
Comment: We note your disclosure that industrial gases sold through the merchant business is generally made from tanker trucks to storage containers owned or leased and maintained by Praxair or the customer at the customer's site. Your disclosures on page 20 note that the merchant business generates approximately 31% of total sales. Finally, we note that you recognize revenue when the product is shipped. It is unclear from your disclosures when the product is considered to be shipped for the storage containers that are owned or leased and maintained by you. Please advise and provide clarifying disclosures in future filings.

Response: We advise the staff that:

•	Transfer of title and risk of ownership transfers from us to the customer when we deliver the merchant product to the storage containers (tanks) that are located at the customer's site.

•	Upon delivery, the customer assumes the legal ownership of the product, has the right to use the product, has the risk of loss and is obligated to pay.

In response to the staff's comments, we have reviewed our related disclosures. As a result, effective with the 2013 Form 10-K we will make the following clarifying changes:

Item 1. Business/Industrial Gases Distribution on page 4
"Merchant. The merchant business is generally associated with distributable liquid oxygen, nitrogen, argon, carbon dioxide, hydrogen and helium. The deliveries generally are made from Praxair's plants by tanker trucks to storage containers at the customer's site which are owned ~~or leased~~ and maintained by Praxair and leased to the customer. ~~or the customer at the customer's site.~~ Due to distribution cost, merchant oxygen and nitrogen generally have a relatively small distribution radius from the plants at which they are produced. Merchant argon, hydrogen and helium can be shipped much longer distances. The agreements used in the merchant business are usually three-to five-year requirement contracts."

Note 1. Summary of Significant Accounting Policies/Revenue Recognition on page 55

"...Revenue is recognized when a firm sales agreement exists, collectability of a fixed or determinable sales price is reasonably assured, and when title and risks of ownership transfer to the customer for product sales or, in the case of other revenues when obligations are satisfied or services are performed. Sales returns and allowances are not a normal practice in the industry and are not significant."
Note 8. Property, Plant and Equipment - Net, page 70

10.
Comment: In future filings, please provide a more disaggregated presentation for machinery and equipment into smaller and more meaningful components, as the range of useful lives is very broad (i.e., 3 to 30 years) and represents 82% of the gross value of total property, plant and equipment as of December 31, 2012. Please separately disclose the range of useful lives for each new category presented. For categories that still have very broad range of useful lives, you should separately discuss the types of assets that fall in each part of the range and explain why these types of assets have a broad range.

Response: In response to the staff's comment, effective with our 2013 Form 10-K we will expand the table to the PP&E footnote to provide a more disaggregated presentation for machinery and equipment as well as related depreciable lives. The format for this table will be similar to the following:

Significant classes of property, plant and equipment are as follows:

(Millions of dollars)	Depreciable
December 31,	Lives (Yrs)	2013	2012
Production plants (primarily 15 year life) (a)	10-20		$13,166
Storage tanks	15-20		2,035
Transportation equipment and other	3-15		1,759
Cylinders (primarily 30 year life)	10-30		1,684
Buildings	25-40		1,092
Land and improvements (b)	0-20		490
Construction in progress			2,453
			22,679
Less: accumulated depreciation			(11,226)
			$11,453

(a) - Depreciable lives of production plants related to long-term customer supply contracts are matched to the contract lives.
(b) - Land is not depreciated

Note 16. Retirement Programs, page 82

11.
Comment: In future filings, please provide a company-specific description of the basis used to determine the expected long-term rate of return on assets for your US and non-US pension plans. For example, disclose the expected rate of return or range for your equity and debt securities and disclose the historical rates of return on assets for the most recent 10-year period and 20-year period on a total asset level and for the two asset allocation categories utilized. This disclosure will provide investors with more specific information to better understand the expected rate of return you are using. Please refer to ASC 715-20-50-1(d)(5)(iii) for guidance. Please provide us with the disclosures you intend to provide in future filings.

Response: In Note 16 on page 87, we include the following wording relating to our asset return assumption.

“…. These rates are determined annually by management based on a weighted average of current and historical market trends, historical and expected portfolio performance and expected portfolio mix of investments.”

The plans' investment performance is monitored and benchmarked against external measures, such as market performance, forecasted investment returns and other company information. Investment return assumptions are then established annually after evaluating the plans' performance, asset portfolio decisions, and consultations with our actuaries and Board of Directors. In this decision process, the primary weighting is given to forecasted returns for the target portfolio, as summarized below.

In response to the staff's request, effective with the 2013 Form 10-K we will include a more company-specific description of the basis used to determine the expected long-term rate of return on assets for our pension plans. The disclosure will appear substantially as presented below, which currently includes data as of December 31, 2012 for illustrative purposes (in the 2013 Form 10-K the data will be updated):

“The expected long term rate of return on the U.S. and international plan assets is estimated based on the plans' investment strategy and asset allocation, historical capital market performance and, to a lesser extent, historical plan performance.

In the U.S. plans, the expected rate of return of 8.0% was derived based on the target asset allocation of 60% to 80% equity securities (approximately 9.5% expected return), and 20% to 40% fixed income securities (approximately 5.5% expected return).
In the international plans, the expected rate of return was derived based on the weighted average target asset allocation of 30% to 50% equity securities (approximately 10% expected return), 40% to 60% fixed income securities (approximately 7.5% expected return), and 0% to 10% alternative investments (approximately 7.5% expected return).
For the U.S. plan assets, the actual annualized total returns for the most recent 10-year and 20-year periods ended December 31, 2013 were approximately 7.3% and 7.6%, respectively. For the international plan assets, the actual annualized total returns for the same two periods were approximately 8.9% and 9.7%, respectively. Changes to plan asset allocations and investment strategy over this time period limit the value of historical plan performance as a factor in estimating the expected long term rate of return.”

We believe these disclosures meet the objectives of ASC 715-20-50-1(d)(iii).

Form 10-Q for Fiscal Quarter Ended June 30, 2013

Note 3. 2013 Acquisitions, page 9

12.
Comment: We note that the purchase price allocation for your acquisition of NuCO2 is based on preliminary estimates and assumptions. In future filings, please provide the disclosures required by ASC 805-10-50-6 to provide investors with a better understanding of what areas need to be completed and the potential impact to your consolidated financial statements.

Response: In response to the staff's comment, effective with the third quarter 2013 Form 10-Q we will add the following to our NuCO2 acquisition disclosures.

“The following table summarizes the fair value of identifiable assets acquired and liabilities assumed in the acquisition of NuCO2 as of the acquisition date. The allocation of the purchase price to identifiable assets and liabilities is final except for those related to income taxes. The potential adjustments are expected to be insignificant and will be recorded when the pre-acquisition tax returns are finalized in the 2014 first quarter. ~~The allocations of the purchase price are based on preliminary estimates and assumptions, and are subject to revision based on final information received, including appraisals and other analysis that support underlying estimates~~:”

Also, we advise the staff that there have been no purchase accounting adjustments subsequent to the initial purchase price allocation in the first quarter 2013.

13.
Comment: In future filings, please expand upon your statement that the goodwill from the acquisition of NuCO2 is attributable to expected growth and cost synergies to explain what the expected growth will be from (i.e., new product line, new customers, new geographic location, etc.) and what specifically the cost synergies will be. In this regard, we note that you have currently allocated $618 million of the $1.095 billion purchase price to goodwill. Please refer to ASC 805-10-50-1 and ASC 805-30-50-1.a. for guidance.

Response: In connection with our purchase accounting for the NuCO2 acquisition, we conducted a thorough analysis of all potential intangible assets and as disclosed, we assigned $374 million of the purchase price to identifiable intangible assets. In response to the staff's comment, effective with the third quarter 2013 Form 10-Q we will add the following underlined explanations to our NuCO2 acquisition disclosures:
“……..The goodwill resulting from the acquisition is primarily attributable to (i) expected growth from market penetration into the quick service restaurants, convenience stores and themed restaurant chains in the United States and select international markets as we leverage Praxair's customer and distribution networks worldwide, and (ii) cost synergies related to the procurement of raw materials, distribution-related expenses and administrative costs as we integrate and rationalize administration tasks and leverage Praxair's purchasing scale. The goodwill is not expected to be deductible for income tax purposes.”